Exhibit 99.1

Ruhnn Announces Fourth Quarter and Full Fiscal Year 2020 Unaudited Financial Results

HANGZHOU, China, June 3, 2020 (Globe Newswire) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2020.

“We capped off a year of strong overall operational and financial performance for the full fiscal year 2020, despite the impact of Covid-19 pandemic in China during the fourth quarter, a historically slower seasonal quarter for our business. We continued solidifying the foundation for the Company’s long-term sustainable business development through improving operational efficiency and profitability, in addition to the rapid growth in total net revenue, particularly through services revenue, which achieved over 100% year-over-year growth in the fiscal year 2020. E-commerce live-streaming has also emerged as an important monetization channel under the platform model,” Mr. Lei Sun, founder, director and Chief Executive Officer of Ruhnn, commented.

“Entering fiscal year 2021, we will continue strengthening our leading KOL incubation and transaction platform in China, by expanding and enhancing our KOL pool and covered fans on major social media platforms, while exploring and further developing KOL monetization channels, to serve more KOLs and brands. We will also actively pursue acquisition opportunities that fit within our business strategy,” Mr. Sun concluded.

“We are well positioned to achieve profitability for the full fiscal year 2021 on a non-GAAP basis, building on a successful fiscal year 2020, in which we managed to achieve our fiscal year 2020 revenue target, narrow non-GAAP adjusted net loss attributable to Ruhnn significantly by 81% year-over-year, and generate a positive net cash provided by operating activities,” Mr. Jacky Wang, Chief Financial Officer of Ruhnn, commented.

“In addition, our recently announced share repurchase program of up to US$15.0 million reflects our confidence in the Company’s business fundamentals and long-term prospects, and our commitment to enhancing shareholder value,” Mr. Wang added.

Fourth Quarter Financial Highlights:

•                  Total net revenue decreased 4% year-over-year to RMB228.2 million (US$32.2 million). Services revenue in the platform model increased 24% year-over-year to RMB62.2 million (US$8.8 million).

•                  Total gross profit increased 51% year-over-year to RMB84.3 million (US$11.9 million), with gross profit from services increasing 19% year-over-year to RMB33.8 million. Gross margin increased to 37% from 23% for the same quarter of last fiscal year.

•                  Net loss attributable to Ruhnn narrowed 6% year-over-year to RMB26.4 million (US$3.7 million, inclusive of an aggregate of RMB10.9 million of amortization expense of intangible assets in relation to exclusive cooperation rights, share-based compensation expense and litigation costs).

•                  Adjusted net loss attributable to Ruhnn1 narrowed 45% year-over-year to RMB15.4 million (US$2.2 million).

•                  Net cash used in operating activities was RMB47.5 million (US$6.7 million) compared to RMB55.1 million for the same quarter of last fiscal year.

Fiscal Year 2020 Financial Highlights:

•                  Total net revenue increased 19% year-over-year to RMB1,295.9 million (US$183.0 million). Services revenue in the platform model increased 101% year-over-year to RMB303.2 million (US$42.8 million).

•                  Total gross profit increased 43% year-over-year to RMB489.7 million (US$69.2 million), with gross profit from services increasing 110% year-over-year to RMB172.6 million. Gross margin increased to 38% from 31% for the last fiscal year.

•                  Net loss attributable to Ruhnn increased 26% year-over-year to RMB92.5 million (US$13.1 million, inclusive of an aggregate of RMB78.9 million of amortization expense of intangible assets in relation to exclusive cooperation rights, share-based compensation expense and litigation costs).

•                  Adjusted net loss attributable to Ruhnn1 narrowed 81% year-over-year to RMB13.6 million (US$1.9 million).

•                  Net cash provided by operating activities was RMB50.6 million (US$7.1 million) compared to net cash used in operating activities of RMB9.4 million for the last fiscal year.

1  Adjusted net loss attributable to Ruhnn is a non-GAAP measure, which excludes certain noncash or nonrecurring expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Financial Measures” at the end of this press release.

Fourth Quarter and Fiscal Year 2020 Operational Highlights:

•                  GMV2 increased 0.3% and 41% year-over-year to RMB650.0 million and RMB4,035.8 million for the fourth quarter and fiscal year ended March 31, 2020, respectively.

•                  Number of signed KOLs increased to 168 as of March 31, 2020 from 128 as of March 31, 2019.

•                  Total numbers of platform top-tier, established and emerging KOLs3 increased to 37 as of March 31, 2020 from 22 as of March 31, 2019.

•                  Accumulated number of brands that the Company cooperated with increased to 1,035 as of March 31, 2020 from 632 as of March 31, 2019.

Summary Operation Data

The following table presents the Company’s classification of its KOLs based on GMV facilitated during the past twelve months:

	As of and for the three months ended
	March 31, 2019			March 31, 2020
	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)
Top-tier KOLs(2)	3	34.6	310.2	3	37.9	350.3
Established KOLs(3)	8	31.4	89.0	11	38.9	141.6
Emerging KOLs(4)	117	89.1	249.1	154	129.5	158.1
Total	128	155.1	648.3	168	206.3	650.0

(1)         The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

(2)         Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(3)         Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(4)         Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

The following table presents operation data by full-service model and platform model:

	As of and for the three months ended
	March 31, 2019	March 31, 2020
Full-Service Model(1)
Number of the Company’s KOLs serving such business model(2)	14	3
Number of the Company’s online stores	56	19
Number of orders placed through the Company’s online stores (in million)	1.3	1.4
GMV of the Company’s online stores (RMB in million)	370.5	304.2
Platform Model(3)
Number of the Company’s KOLs serving such business model(2)	122	137
Accumulated number of brands that the Company cooperated with	632	1,035
Number of brands that the Company cooperated with during the period	220	242
GMV of third-party online stores(4) (RMB in million)	277.8	345.8

(1)         Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of the Company’s KOLs, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

(2)         Certain KOLs under the Company’s full-service model overlap with those under the platform model. On the other hand, the Company’s KOLs that were undergoing training and had not started generating GMV or revenue under either of the business models as of the relevant date, were not included in these numbers.

(3)         Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

(4)         Includes GMV from third-party online stores to which the Company only provides KOL sales services.

2  “GMV” refers to gross merchandize value, which represents the aggregate value of merchandize ordered in the Company’s online stores and third-party online stores to which the Company provides KOL sales services (but not includes online stores to which the Company only provides KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. The calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which the Company provides KOL sales services includes the GMV of all products ordered in such stores because the Company generally provides KOL sales services for all products sold in such stores. Since January 2019, the Company has provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which the Company provided KOL sales services is included in the GMV for the relevant periods.

3  Platform top-tier, established and emerging KOLs include KOLs that generated services revenue of RMB1.2 million or more in the past twelve months under the platform model.

As a result of the significant expansion of the Company’s business under the platform model, the Company generated an increasing amount of advertising service revenue provided through its KOLs that does not have associated GMV. As an additional measure to assess its KOLs’ performance, the Company classifies its KOLs based on the total services revenue generated by the KOLs under the platform model during the previous twelve months.

The following table presents the Company’s classification of its KOLs who generated services revenue of RMB1.2 million or more in the previous twelve months under the platform model:

	As of and for the three months ended
	March 31, 2019		March 31, 2020
	Number of KOLs	Services Revenue (RMB in millions)	Number of KOLs	Services Revenue (RMB in millions)
Platform Top-tier KOLs(1)	1	2.8	8	29.4
Platform Established KOLs(2)	12	16.8	14	15.7
Platform Emerging KOLs(3)	9	6.3	15	8.5

(1)         Platform top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.

(2)         Platform established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.

(3)         Platform emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the platform model. KOLs that generated services revenue of less than RMB1.2 million in the past twelve months were not included in this table.

Fourth Quarter of Fiscal Year 2020 Financial Results

Net revenue. Total net revenue was RMB228.2 million (US$32.2 million), a decrease of RMB9.1 million or 4% from RMB237.3 million for the same quarter of last fiscal year, which was mainly due to the impact from the Covid-19 pandemic in China as well as the transition of some of the Company’s online stores from the full-service model to the platform model.

•                  Revenue from product sales through the full-service model was RMB166.0 million (US$23.4 million), a decrease of RMB20.9 million or 11% from RMB186.9 million for the same quarter of last fiscal year. The decrease was primarily attributable to the transition of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to the platform model. As a result of this transition, the number of the Company’s online stores decreased to 19 as of March 31, 2020 from 56 as of March 31, 2019, and the number of the Company’s KOLs serving the full-service model decreased to 3 as of March 31, 2020 from 14 as of March 31, 2019. In addition, impact from the Covid-19 pandemic generally affected the Company’s product manufacturing, logistics and fulfillment. Nevertheless, product sales revenue from the Company’s online stores that were opened in the name of the Company’s top-tier KOLs and were in operation in both periods increased by 5% compared to the same quarter of fiscal year 2019.

•                  Revenue from services through the platform model was RMB62.2 million (US$8.8 million), an increase of RMB11.9 million or 24% from RMB50.3 million for the same quarter of last fiscal year. The increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased 12% to 137 as of March 31, 2020 from 122 as of March 31, 2019; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 37 as of March 31, 2020 from 22 as of March 31, 2019; and (iii) an increase in the number of brands, with which the Company cooperated in its advertising business, to 242 in the fourth quarter of fiscal year 2020 from 220 for the same quarter of last fiscal year.

Cost of revenue. Cost of revenue was RMB144.0 million (US$20.3 million), a decrease of RMB37.5 million or 21% from RMB181.5 million for the same quarter of last fiscal year, which was mainly attributable to the decrease in the total net revenue. Cost of revenue primarily included product costs, inventory write-downs and KOL service fees.

Gross profit. Gross profit was RMB84.3 million (US$11.9 million), an increase of RMB28.6 million or 51% from RMB55.7 million for the same quarter of last fiscal year. Gross margin increased significantly to 37% from 23% for the same quarter of last fiscal year, with gross margin of product sales also increasing significantly to 30% compared to 15% for the same quarter of last fiscal year, primarily attributable to the decrease in inventory write-downs as a result of better inventory control during the fourth quarter of fiscal year 2020.

Total operating expenses. Total operating expenses were RMB118.4 million (US$16.7 million), an increase of RMB28.6 million or 32% from RMB89.8 million for the same quarter of last fiscal year. Included in the total operating expenses was an aggregate of RMB10.9 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs in the fourth quarter of fiscal year 2020 compared to nil in the same quarter of last fiscal year. Total net revenue during the fourth quarter of fiscal year 2020 was impacted by the Covid-19 pandemic while certain operating expenses were fixed. Total operating expenses accounted for 52% and 38% (or 47% and 38%, exclusive of an aggregate of RMB10.9 million non-cash charges and litigation costs for the fourth quarter of fiscal year 2020 as mentioned above) of the total net revenue for the fourth quarter of fiscal year 2020 and 2019, respectively.

•                  Fulfillment expenses were RMB21.6 million (US$3.1 million), a decrease of RMB5.7 million or 21% from RMB27.3 million for the same quarter of last fiscal year. The decrease was largely in line with the decrease in product sales.

•                  Sales and marketing expenses were RMB63.2 million (US$8.9 million), an increase of RMB15.9 million or 34% from RMB47.3 million for the same quarter of last fiscal year. Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation, and content production, and personnel costs of related support teams, for the Company’s platform KOLs, as well as expenses incurred for the Company’s advertising, marketing and brand promotion activities and personnel costs of related operation team under the full-services model. Following the expansion of KOL pool from 128 signed KOLs as of March 31, 2019 to 168 as of March 31, 2020, related expenses for KOL incubation, cultivation, and content production, and the personnel costs of related support teams to support increased activities for the Company’s KOL sales and advertising business increased accordingly. In addition, the year-over-year increase in sales and marketing expenses was also attributable to the noncash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB5.2 million, and the noncash amortization of share-based compensation expense of RMB1.3 million.

•                  General and administrative expenses were RMB33.5 million (US$4.7 million), an increase of RMB17.9 million or 114% from RMB15.6 million for the same quarter of last fiscal year. The increase was primarily driven by the increased share-based compensation expense of RMB2.6 million, professional fees of RMB9.6 million and bad debt provision of RMB2.2 million.

Loss before income taxes. Loss before income taxes was RMB26.0 million (US$3.7 million) compared to RMB26.3 million for the same quarter of last fiscal year, as a result of the foregoing.

Income taxes. Income tax expense was RMB2.3 million (US$0.3 million) compared to RMB0.9 million for the same quarter of last fiscal year.

Net loss attributable to Ruhnn. Net loss attributable to Ruhnn was RMB26.4 million (US$3.7 million, inclusive of an aggregate of RMB10.9 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs) compared to RMB28.1 million for the same quarter of last fiscal year.

Adjusted net loss attributable to Ruhnn. Adjusted net loss attributable to Ruhnn narrowed 45% to RMB15.4 million (US$2.2 million) from RMB28.1 million for the same quarter of last fiscal year.

Fiscal Year 2020 Financial Results

Net revenue. Total net revenue was RMB1,295.9 million (US$183.0 million), an increase of RMB202.5 million or 19% from RMB1,093.4 million for the last fiscal year despite the impact of Covid-19 pandemic in China during the fourth quarter.

•                  Revenue from product sales through the full-service model was RMB992.6 million (US$140.2 million), an increase of RMB49.8 million or 5% from RMB942.8 million for the last fiscal year. The increase was primarily attributable to the sales growth of the online stores opened in the name of the Company’s top-tier KOLs, partially offset by the transition of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to the platform model, as discussed above in Fourth Quarter of Fiscal Year 2020 Financial Results. However, product sales revenue from the Company’s online stores that were opened in the name of the Company’s top-tier KOLs and were in operation in both fiscal years increased by 40% compared to the last fiscal year.

•                  Revenue from services through the platform model was RMB303.2 million (US$42.8 million), an increase of RMB152.5 million or 101% from RMB150.7 million for the last fiscal year. This increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased 12% to 137 as of March 31, 2020 from 122 as of March 31, 2019; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 37 as of March 31, 2020 from 22 as of March 31, 2019; and (iii) an increase in the number of brands, with which the Company cooperated in its advertising business, to 735 for the fiscal year 2020 from 507 for the last fiscal year.

Cost of revenue. Cost of revenue was RMB806.1 million (US$113.8 million), an increase of RMB54.7 million or 7% from RMB751.4 million for the last fiscal year, which was mainly attributable to the increase in total net revenue. Cost of revenue primarily includes product costs, inventory write-downs and KOL service fees.

Gross profit. Gross profit was RMB489.7 million (US$69.2 million), an increase of RMB147.7 million or 43% from RMB342.0 million for the last fiscal year. Gross margin increased to 38% from 31% for the last fiscal year, with gross margin of services increasing to 57% compared to 55% for the last fiscal year.

Total operating expenses. Total operating expenses were RMB607.2 million (US$85.7 million), an increase of RMB183.6 million or 43% from RMB423.6 million for the last fiscal year. Included in total operating expenses was an aggregate of RMB78.9 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs for the fiscal year 2020 compared to nil for the last fiscal year. Total net revenue during the fourth quarter of fiscal year 2020 was impacted by the Covid-19 pandemic while certain operating expenses were fixed. Total operating expenses accounted for 47% and 39% (or 41% and 39%, exclusive of an aggregate of RMB78.9 million noncash charges and litigation costs for the fiscal year 2020 as mentioned above) of total net revenue for the fiscal years of 2020 and 2019, respectively.

•                  Fulfillment expenses were RMB134.9 million (US$19.0 million), an increase of RMB8.0 million or 6% from RMB126.9 million of last fiscal year. The increase was in line with the increase in product sales. Fulfillment expenses accounted for 14% and 13% (or 13% and 13%, exclusive of the aggregate of RMB1.6 million noncash share-based compensation expense in the fiscal year 2020) of product sales revenue during the fiscal years of 2020 and 2019, respectively.

•                  Sales and marketing expenses were RMB305.2 million (US$43.1 million), an increase of RMB99.5 million or 48% from RMB205.7 million of last fiscal year. Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation, content production and training, and personnel costs of related support teams, for the Company’s platform KOLs, as well as expenses incurred for the Company’s advertising, marketing and brand promotion activities and personnel costs of related operation team under the full-services model. Following the expansion of KOL pool from 128 signed KOLs as of March 31, 2019 to 168 as of March 31, 2020, related expenses for KOL incubation, cultivation and content production, and the personnel costs of related support teams to support increased activities for the Company’s KOL sales and advertising business increased accordingly. In addition, the year-over-year increase in sales and marketing expenses was also attributable to the noncash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB20.6 million and the noncash amortization of share-based compensation expense of RMB10.2 million. Sales and marketing expenses accounted for 24% and 19% (or 21% and 19%, exclusive of the aggregate of RMB30.8 million noncash amortization expense of intangible assets and share-based compensation expense in the fiscal year 2020) of total net revenue during the fiscal years of 2020 and 2019, respectively.

•                  General and administrative expenses were RMB167.8 million (US$23.7 million), an increase of RMB75.8 million or 82% from RMB92.0 million for the last fiscal year. The increase was primarily driven by the increased share-based compensation expense of RMB43.5 million, professional fees of RMB21.0 million and bad debt provision of RMB5.8 million. General and administrative expenses accounted for 13% and 8% (or 9% and 8%, exclusive of the aggregate of RMB46.5 million share-based compensation expense and litigation costs in the fiscal year 2020) of total net revenue during the fiscal years of 2020 and 2019, respectively.

Loss before income taxes. Loss before income taxes was RMB89.1 million (US$12.6 million) compared to RMB73.4 million for the last fiscal year, as a result of the foregoing.

Income taxes. Income tax expense was RMB8.7 million (US$1.2 million) compared to RMB10.4 million for the last fiscal year.

Net loss attributable to Ruhnn. Net loss attributable to Ruhnn was RMB92.5 million (US$13.1 million, inclusive of an aggregate of RMB78.9 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs) compared to RMB73.2 million for the last fiscal year.

Adjusted net loss attributable to Ruhnn. Adjusted net loss attributable to Ruhnn narrowed 81% to RMB13.6 million (US$1.9 million) from RMB73.2 million for the last fiscal year.

Balance Sheet and Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB800.6 million (US$113.1 million) compared to RMB103.8 million as of March 31, 2019.

Net cash used in operating activities was RMB47.5 million (US$6.7 million) for the fourth quarter of fiscal year 2020 compared to RMB55.1 million for the same quarter of last fiscal year.

Net cash provided by operating activities was RMB50.6 million (US$7.1 million) for the fiscal year 2020 compared to net cash used in operating activities of RMB9.4 million for the last fiscal year.

Impact of Covid-19

The Covid-19 pandemic has adversely impacted the Company’s business since the fourth quarter of fiscal year 2020. Among other things, the product manufacturing, logistics and fulfillment of the Company and certain third-party merchants and brands that cooperated with the Company were adversely affected due to various travel restrictions and quarantine measures imposed in China. The Company has implemented preventative measures to protect the health and safety of its employees and made appropriate adjustments to its business operations in response to the pandemic’s impact.

While the Company has seen gradual recovery of its overall business resulting from improving health statistics in China since March 2020, the Company still anticipates the negative impact of the pandemic to continue into the fiscal year 2021, but to a lesser extent as compared to the fourth quarter of fiscal year 2020.

However, the duration and magnitude of the impact from the pandemic on the Company’s business will depend on numerous evolving factors that cannot be accurately predicted or assessed, including the duration and scope of the pandemic, the negative impact it has on the Chinese and global economy, its impact on unemployment and consumer confidence, the Company’s ability to successfully navigate the impact of the pandemic, as well as actions governments, businesses and individuals take in response to the pandemic.

Outlook

The Company currently expects, for the full fiscal year 2021, net revenue from services through the platform model to be between RMB520.0 million and RMB610.0 million, representing a year-over-year growth between 72% and 101%, respectively, and total net revenue to be between RMB1,320.0 million and RMB1,500.0 million, representing a year-over-year growth between 2% and 16%, respectively.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, including the Company’s current estimate of any impact from the Covid-19 pandemic, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 3, 2020 (8:00 PM Beijing/Hong Kong time on June 3, 2020). Details for the conference call are as follows:

Event Title:	Ruhnn Holding Limited Fourth Quarter and Full Fiscal Year 2020 Earnings Conference Call
Conference ID:	2788908
Registration Link:	http://apac.directeventreg.com/registration/event/2788908

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet key opinion leader (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of March 31, 2020, the Company had 168 signed KOLs with an aggregate of 206.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss attributable to Ruhnn and adjusted basic and diluted net loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of noncash charges of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Financial Measures” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	March 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS:
Current Assets:
Cash and cash equivalents	89,960	718,478	101,468
Restricted cash	13,861	5,673	801
Short-term investment	—	76,450	10,797
Accounts receivable, net	29,372	60,370	8,526
Inventories	220,151	145,553	20,556
Advances to suppliers	42,145	32,628	4,608
Prepaid expenses and other current assets	32,969	37,312	5,269
Total current assets	428,458	1,076,464	152,025
Property and equipment, net	146,071	183,404	25,902
Intangible assets, net	104,457	82,567	11,661
Goodwill	1,002	1,002	142
Long-term investments	7,600	87,636	12,377
Other non-current assets	1,702	2,978	421
TOTAL ASSETS	689,290	1,434,051	202,528
LIABILITIES AND SHAREHOLERS’ (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	78,061	104,822	14,804
Notes payable	30,645	10,698	1,511
Accrued salary and benefits	58,917	68,601	9,688
Accrued expenses and other current liabilities	24,039	30,042	4,243
Amounts due to related parties	574,859	18,097	2,556
Dividends payable	115	—	—
Income tax payable	1,674	1,662	235
Total current liabilities	768,310	233,922	33,037
Long-term deposits	1,750	2,250	318
Deferred income	—	10,033	1,417
Other non-current liabilities	11,076	10,084	1,424
Total liabilities	781,136	256,289	36,196
Shareholders’ (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 and 420,956,644 shares issued and outstanding as of March 31, 2019 and 2020, respectively)	—	—	—
Additional paid-in capital	701,041	1,504,848	212,525
Subscription receivable	(558,996)	—	—
Accumulated deficit	(232,635)	(325,126)	(45,916)
Accumulated other comprehensive income	—	4,598	649
Total Ruhnn shareholders’ (deficit) equity	(90,590)	1,184,320	167,258
Non-controlling interest	(1,256)	(6,558)	(926)
Total shareholders’ (deficit) equity	(91,846)	1,177,762	166,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	689,290	1,434,051	202,528

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share data)

	Three Months Ended March 31,			Year Ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenue:
Product sales	186,919	166,002	23,444	942,781	992,603	140,182
Services	50,338	62,247	8,791	150,657	303,247	42,827
Total net revenue	237,257	228,249	32,235	1,093,438	1,295,850	183,009
Cost of revenue:
Cost of product sales	159,624	115,516	16,314	683,057	675,494	95,398
Cost of services	21,886	28,470	4,021	68,336	130,647	18,451
Total cost of revenue	181,510	143,986	20,335	751,393	806,141	113,849
Gross profit	55,747	84,263	11,900	342,045	489,709	69,160
Operating expenses(1):
Fulfillment	27,333	21,593	3,050	126,850	134,852	19,045
Sales and marketing	47,267	63,249	8,932	205,660	305,157	43,096
General and administrative	15,628	33,518	4,734	92,004	167,786	23,696
Other operating income, net	(397)	—	—	(927)	(627)	(89)
Total operating expenses	89,831	118,360	16,716	423,587	607,168	85,748
Loss from operations	(34,084)	(34,097)	(4,816)	(81,542)	(117,459)	(16,588)
Other income (loss):
Interest income, net	197	7,500	1,059	488	21,854	3,086
Other income (loss), net	7,600	(232)	(33)	7,600	3,145	444
Foreign exchange (loss) gain	(37)	825	117	34	3,391	479
Loss before income taxes	(26,324)	(26,004)	(3,673)	(73,420)	(89,069)	(12,579)
Income taxes	934	2,316	327	10,413	8,724	1,232
Share of loss in equity method investments	163	—	—	1,090	—	—
Net loss	(27,421)	(28,320)	(4,000)	(84,923)	(97,793)	(13,811)
Less: Net income (loss) attributable to non-controlling interest	676	(1,940)	(274)	(11,677)	(5,302)	(749)
Net loss attributable to Ruhnn	(28,097)	(26,380)	(3,726)	(73,246)	(92,491)	(13,062)
Net loss per ordinary share:
Basic and diluted	(0.09)	(0.06)	(0.01)	(0.23)	(0.22)	(0.03)
Net loss per ADS:
Basic and diluted	(0.43)	(0.32)	(0.05)	(1.14)	(1.11)	(0.16)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	328,239,940	415,661,878	415,661,878	321,584,804	415,523,933	415,523,933

Net loss	(27,421)	(28,320)	(4,000)	(84,923)	(97,793)	(13,811)
Other comprehensive income:
Foreign currency translation adjustments	—	109	15	—	4,598	649
Comprehensive loss	(27,421)	(28,211)	(3,985)	(84,923)	(93,195)	(13,162)

(1) Share-based compensation expense in each category:
Fulfillment	—	59	8	—	1,641	232
Sales and marketing	—	1,291	182	—	10,221	1,443
General and administrative	—	2,555	361	—	43,489	6,142
Total	—	3,905	551	—	55,351	7,817

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended March 31,			Year Ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in) provided by operating activities	(55,124)	(47,499)	(6,708)	(9,385)	50,566	7,141
Net cash used in investing activities	(3,628)	(61,207)	(8,645)	(6,702)	(320,249)	(45,228)
Net cash (used in) provided by financing activities	(8,811)	(346)	(49)	88,987	885,475	125,053
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	1,679	237	—	4,538	641
(Decrease) increase in cash, cash equivalents and restricted cash	(67,563)	(107,373)	(15,165)	72,900	620,330	87,607
Cash, cash equivalents and restricted cash at beginning of period	171,384	831,524	117,434	30,921	103,821	14,662
Cash, cash equivalents and restricted cash at end of period	103,821	724,151	102,269	103,821	724,151	102,269

RUHNN HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except share data)

	Three Months Ended March 31,			Year Ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Ruhnn	(28,097)	(26,380)	(3,726)	(73,246)	(92,491)	(13,062)
Amortization expense of intangible assets in relation to exclusive cooperation rights	—	5,150	727	—	20,600	2,909
Share-based compensation expense	—	3,905	551	—	55,351	7,817
Litigation costs	—	1,879	265	—	2,986	422
Adjusted net loss attributable to Ruhnn	(28,097)	(15,446)	(2,183)	(73,246)	(13,554)	(1,914)
Adjusted net loss per ADS:
Basic and diluted	(0.43)	(0.19)	(0.03)	(1.14)	(0.16)	(0.02)
Weighted average shares used in calculating adjusted net loss per ordinary share:
Basic and diluted	328,239,940	415,661,878	415,661,878	321,584,804	415,523,933	415,523,933